UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Advocat Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007586100

(CUSIP Number)

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-7765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) constitutes the seventh amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on May 20, 2011 (the “Initial 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 28, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on August 5, 2011, Amendment No. 3 to Schedule 13D filed with the Commission on August 15, 2011, Amendment No. 4 to Schedule 13D filed with the Commission on September 29, 2011, Amendment No. 5 to Schedule 13D filed with the Commission on November 22, 2011 and Amendment No. 6 to Schedule 13D filed with the Commission on January 13, 2012 (“Amendment No. 6”). This Amendment No. 7 is being filed by the Reporting Persons to amend Item 4 below. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 6.

Item 4. Purpose of Transaction

Item 4 of Amendment No. 6 is hereby amended by adding the following:

On May 11, 2012, Covington Investments, LLC (“Covington”), an affiliate of the Reporting Persons, issued a press release announcing that it has submitted a non-binding proposal to acquire all outstanding common shares of the Issuer for $8.50 per share in cash in a negotiated transaction. A copy of the press release is attached hereto as Exhibit G and is incorporated herein by reference. As described in more detail in the press release and related letter to the Issuer’s Board of Directors (the “Board”), Covington noted that the proposal represents a premium of 96% over the Issuer’s closing price on May 10, 2012. Covington also noted that the consummation of the transaction would not be subject to a financing contingency and that Covington does not believe the transaction would encounter regulatory delays.

Covington’s press release stated that following several unsuccessful attempts to engage the Issuer in discussions regarding its proposal, Covington has decided to make its proposal public in order to inform the Issuer’s shareholders of the significant value they could receive in a negotiated transaction with Covington.

In the letter to the Board, Covington stated it believes the Issuer’s shareholders would expect the Board to explore Covington’s proposal, and that it did not understand how the Board’s unwillingness to even discuss its proposal in favor of an uncertain and questionable standalone strategy can serve the best interests of the Issuer’s shareholders. Covington requested that, if the Board does not believe that the proposal represents attractive value, that the Issuer provide Covington with access to non-public information to explain where the Board sees greater value, and that if there is greater value than is apparent from publicly available information, Covington would be prepared to consider increasing the price of its proposal.

In concluding the letter, Covington reiterated its willingness to engage in constructive dialogue with the Issuer about its proposal, and that the Board’s continuing to refuse to engage with Covington only serves to delay and deny the Issuer’s shareholders the opportunity to consider its compelling proposal.

Also on May 2, 2012, the Covington served on the Issuer a written demand, pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”), for access to the Issuer’s stockholder list and other stock list materials. The primary purpose of the Demand Letter was to enable Covington to communicate with fellow stockholders of the Issuer regarding the corporate affairs of the Issuer. A copy of the Demand Letter is attached as Exhibit H and is incorporated herein by reference.

(Page 2 of 4 Pages)

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit A.	Joint Filing Agreement

Exhibit B.	Power of Attorney

Exhibit C.	Power of Attorney

Exhibit D.	Power of Attorney

Exhibit E.	Power of Attorney

Exhibit F.	Power of Attorney

Exhibit G.	Press Release, dated May 11, 2012.

Exhibit H.	Section 220 Demand Notice.

(Page 3 of 4 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 11, 2012

COVINGTON HEALTH GROUP, LLC*

By:	/s/ John E. McMullan
Name:	John E. McMullan
Title:	Manager

CAMDEN REAL ESTATE COMPANY*

By:	/s/ John F. McMullan
Name:	John F. McMullan
Title:	President

/s/ John E. McMullan*
John E. McMullan

/s/ John F. McMullan*
John F. McMullan

/s/ Joseph T. Watters, III*
Joseph T. Watters, III

*	By Attorney–in–Fact, pursuant to Power of Attorney.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

(Page 4 of 4 Pages)

Exhibit A

Joint Filing Agreement

The undersigned each hereby agree and consent to the joint filing on their behalf of a Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) in connection with their beneficial ownership of shares of common stock of Advocat Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D, provided that, as contemplated by Rule 13d-1(k)(1)(ii) promulgated under the Securities Exchange Act of 1934, as amended, no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: May 20, 2011

COVINGTON HEALTH GROUP, LLC

By:	/s/ John E. McMullan
Name:	John E. McMullan
Title:	Manager

CAMDEN REAL ESTATE COMPANY

By:	/s/ John F. McMullan
Name:	John F. McMullan
Title:	President

/s/ John E. McMullan
John E. McMullan

/s/ John F. McMullan
John F. McMullan

/s/ Joseph T. Watters, III
Joseph T. Watters, III

Exhibit B

POWER OF ATTORNEY

The undersigned, John E. McMullan, hereby appoints each of Ryan D. Thomas, Stephen C. Hinton and Frank M. Pellegrino of Bass, Berry & Sims PLC, his true and lawful attorney-in-fact and agent, with full power to execute and file with the United States Securities and Exchange Commission and any stock exchange or similar authority, for and on his behalf in any and all capacities, any and all reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules thereunder on Schedule 13D or 13G, any and all amendments to such reports, with all exhibits, and any other forms or documents as may be necessary in connection with the filing of such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority, granting unto each attorney full power and authority to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, as fully as the undersigned might or could do in person.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on May 10, 2012.

Signature

/s/ John E. McMullan
John E. McMullan

Exhibit C

POWER OF ATTORNEY

The undersigned, John F. McMullan, hereby appoints each of Ryan D. Thomas, Stephen C. Hinton and Frank M. Pellegrino of Bass, Berry & Sims PLC, his true and lawful attorney-in-fact and agent, with full power to execute and file with the United States Securities and Exchange Commission and any stock exchange or similar authority, for and on his behalf in any and all capacities, any and all reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules thereunder on Schedule 13D or 13G, any and all amendments to such reports, with all exhibits, and any other forms or documents as may be necessary in connection with the filing of such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority, granting unto each attorney full power and authority to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, as fully as the undersigned might or could do in person.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on May 10, 2012.

Signature

/s/ John F. McMullan
John F. McMullan

Exhibit D

POWER OF ATTORNEY

The undersigned, Joseph T. Watters, III, hereby appoints each of Ryan D. Thomas, Stephen C. Hinton and Frank M. Pellegrino of Bass, Berry & Sims PLC, his true and lawful attorney-in-fact and agent, with full power to execute and file with the United States Securities and Exchange Commission and any stock exchange or similar authority, for and on his behalf in any and all capacities, any and all reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules thereunder on Schedule 13D or 13G, any and all amendments to such reports, with all exhibits, and any other forms or documents as may be necessary in connection with the filing of such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority, granting unto each attorney full power and authority to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, as fully as the undersigned might or could do in person.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on May 10, 2012.

Signature

/s/ Joseph T. Watters, III
Joseph T. Watters, III

Exhibit E

POWER OF ATTORNEY

The undersigned, Covington Health Group, LLC, hereby appoints each of Ryan D. Thomas, Stephen C. Hinton and Frank M. Pellegrino of Bass, Berry & Sims PLC, his true and lawful attorney-in-fact and agent, with full power to execute and file with the United States Securities and Exchange Commission and any stock exchange or similar authority, for and on his behalf in any and all capacities, any and all reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules thereunder on Schedule 13D or 13G, any and all amendments to such reports, with all exhibits, and any other forms or documents as may be necessary in connection with the filing of such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority, granting unto each attorney full power and authority to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, as fully as the undersigned might or could do in person.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on May 10, 2012.

Signature

Covington Health Group, LLC

By:	/s/ John E. McMullan
Name:	John E. McMullan
Title:	Manager

Exhibit F

POWER OF ATTORNEY

The undersigned, Camden Real Estate Company, hereby appoints each of Ryan D. Thomas, Stephen C. Hinton and Frank M. Pellegrino of Bass, Berry & Sims PLC, his true and lawful attorney-in-fact and agent, with full power to execute and file with the United States Securities and Exchange Commission and any stock exchange or similar authority, for and on his behalf in any and all capacities, any and all reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules thereunder on Schedule 13D or 13G, any and all amendments to such reports, with all exhibits, and any other forms or documents as may be necessary in connection with the filing of such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority, granting unto each attorney full power and authority to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, as fully as the undersigned might or could do in person.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on May 10, 2012.

Signature

Camden Real Estate Company

By:	/s/ John F. McMullan
Name:	John F. McMullan
Title:	President

Exhibit G

NEWS RELEASE

For Immediate Release

Contact:

MacKenzie Partners, Inc.

Bob Marese

Mark Harnett

(800) 322-2885

COVINGTON INVESTMENTS PROPOSES TO ACQUIRE ALL OUTSTANDING

SHARES OF ADVOCAT INC.

FOR $8.50 PER SHARE IN CASH – APPROXIMATELY A 100% PREMIUM

ATLANTA, May 11, 2012 – Covington Investments, LLC (together with its affiliates (“Covington”)), today submitted a non-binding proposal to acquire all outstanding common shares of Advocat Inc. (NASDAQ: AVCA) for $8.50 per share in cash in a negotiated transaction. Covington is a privately owned and growing provider of long-term care services in Florida, Ohio and Tennessee. In a letter sent to the Company’s Board of Directors this morning, Covington details, among other things, that its proposal represents certain and substantial value for Advocat’s shareholders at an approximate 100% premium over the Company’s unaffected share price and expresses its desire to open negotiations aimed at reaching a mutually agreeable transaction. The consummation of the transaction would not be subject to a financing contingency, nor does Covington believe the transaction would encounter regulatory delays. The full text of the letter, made public for the benefit of all Advocat shareholders, follows:

May 11, 2012

Board of Directors

Advocat Inc.

1621 Galleria Boulevard

Brentwood, Tennessee 37027

Attn: Mr.	Wallace E. Olson, Chairman of the Board

      Mr. Chad A. McCurdy, Vice Chairman of the Board

Dear Messrs. Olson and McCurdy:

In letters on February 27, March 22, and April 12, 2012, we made what we believe to be very compelling proposals to acquire Advocat Inc. (“Advocat”) in a transaction that would provide substantial value to your shareholders. We were surprised and disappointed that Advocat’s Board of Directors has shown no interest in a discussion to explore our acquisition proposal. We are confident your shareholders would want and expect the Board to explore with us the possibility of such a compelling transaction. We, therefore, have decided to make our proposal public in order to inform Advocat’s shareholders of the significant value they could receive in a transaction with Covington.

We remain interested in pursuing discussions in a mutually agreeable and negotiated manner if possible.

To reiterate the key terms of our proposal, we have submitted a non-binding indication of interest to acquire all of the outstanding shares of common stock of Advocat at a price of $8.50 per share in cash in a mutually agreeable and negotiated transaction (the “Proposal”). The Proposal values Advocat’s common shareholders’ equity at approximately $51 million, or approximately $44 million excluding the shares already owned by Covington’s affiliates. As you know, this price was increased from our initial indication of interest on February 27th of $7.50 per share to be responsive to the Advocat Board’s indication that such price was not sufficient to discuss a combination.

It is our view that our proposed $8.50 per share offer represents an extraordinary value to shareholders of Advocat as the price represents:

•	a 96% premium above the closing price of $4.34 on May 10, 2012;

•	a 71% premium over the average closing share price during the past 30 days;

•	a 55% premium over the average closing share price during the past 90 days; and

•	a 47% premium over the average closing price during the past three years.

Additionally, the last time shares of Advocat closed at or above $8.50 per share was more than two and a half years ago in November 2009.

Our Proposal represents a multiple of the following:

•	6.0x enterprise value to latest twelve months EBITDA, compared to the comparable public company[1] average of 5.2x; and

•	7.3x adjusted enterprise value[2] to latest twelve months EBITDAR, compared to the comparable public company[1] average of 6.3x.

Since Advocat’s earnings per share have been negative for the twelve month period ending March 31, 2012, this offer is even more compelling when compared to the comparable public company1 average price to earnings multiple of 9.0x.

We do not understand how the Board’s unwillingness to even discuss our Proposal in favor of an uncertain and questionable standalone strategy can serve the best interests of Advocat’s shareholders. In light of Advocat’s financial performance, as evidenced most recently in its first quarter earnings release on May 9, 2012, we are even more puzzled by the Board’s refusal to entertain our Proposal. We believe, based on an extensive review of public information about Advocat, that our proposed purchase price is a full and fair one. As we have indicated to you, if Advocat’s Board does not believe that our Proposal represents attractive value, we think it would be a better course for you to provide us with access to non-public information so that you can explain where you see greater value. If you can demonstrate that there is greater value than is apparent from publicly available information, we would be prepared to consider increasing the price of our Proposal.

This letter and our Proposal is an expression of Covington’s interest only, and neither this letter nor any course of dealing shall constitute an agreement in principle or a legally binding offer or otherwise legally obligate either Covington (or any of its affiliates) or Advocat to proceed with or consummate any transaction unless and until a definitive agreement is executed. We reserve the right to discontinue

[1]	Comparable public companies include The Ensign Group, Inc., National Healthcare Corporation, Skilled Healthcare Group, Inc., and Sun Healthcare Group, Inc.
[2]	Adjusted enterprise value = market value of equity + preferred stock + debt (excluding debt associated with West Virginia) + lease expense capitalized using a 12.5% cap rate – cash.

discussions regarding, and withdraw, our Proposal at any time. Our Proposal is subject to customary conditions, including, among other things, our satisfaction with the results of due diligence, the negotiation of a mutually satisfactory definitive agreement, and receipt of approval by Advocat’s primary landlord, Omega Healthcare Investors, Inc.

As we mentioned in our prior letters, Covington has held extensive discussions with our financing sources regarding this potential opportunity. In addition, Covington’s recent successful closing of a $98 million syndicated credit facility to fund another acquisition and refinance existing debt gives us the confidence that we will be able to close in a timely manner on the purchase of Advocat without a financing contingency. Supplying us with the non-public information we have requested will allow us to expedite the completion of necessary due diligence and execution of appropriate definitive agreements.

Our team of financial advisors, Avondale Partners, LLC, legal advisors, Bass Berry & Sims PLC and Baker Donelson Bearman, Caldwell & Berkowitz, PC, and financing sources are standing by to assist with the due diligence and transaction process. Given our team’s understanding of the long-term care sector and skilled nursing facilities in particular, we are able to complete such due diligence expeditiously and with minimal disruption if given access to management and upon receipt of relevant information. Upon execution of a definitive agreement, there would not be a financing contingency and we do not anticipate any regulatory delays.

Given our willingness to propose a purchase price at an attractive premium, as well as the regulatory, reimbursement and business headwinds facing Advocat, we believe it is very much in your shareholders’ best interests for you to start a dialogue with us about our Proposal and provide us with access to the relevant company information. Your continuing refusal to engage with us only serves to delay and deny your shareholders the opportunity to consider this compelling transaction.

We look forward to discussing this transaction further with you.

Sincerely,

/s/ John E. McMullan

John E. McMullan
President
Covington Investments, LLC

About Covington Investments, LLC

Covington’s affiliates own and operate continuing care retirement communities offering skilled nursing, assisted living, independent living and home health services in Florida, Ohio, and Tennessee. The Companies’ combined campuses comprise over 1,000 skilled nursing and assisted living beds as well as nearly 600 independent living units.

# # #

Exhibit H

Covington Investments, LLC

May 1, 2012

Mr. Wallace E. Olson, Chairman of the Board

Mr. Chad A. McCurdy, Vice Chairman

Mr. Kelly Gill, Chief Executive Officer

Corporate Secretary

Advocat Inc.

1621 Galleria Boulevard

Brentwood, Tennessee 37027

Re:	Demand for Books and Records Pursuant to Section 220 of the Delaware General Corporation Law

Pursuant to 8 Del. C. § 220, Covington Health Group, LLC (“Covington” or “Stockholder”), as a shareholder of Advocat Inc., a Delaware corporation (“Advocat” or the “Corporation”), hereby demands to inspect certain records of the Corporation. Covington is the beneficial owner of 327,044 shares of Advocat, representing approximately 5.6% of Advocat’s shares outstanding. Attached hereto as Exhibit A is documentary evidence of Stockholder’s ownership, which is a true and correct copy of what it purports to be.

This demand seeks the right to inspect Advocat’s books and records pursuant to § 220(b) of Delaware General Corporation Law (the “DGCL”). Pursuant to Section 220(b) of the DGCL, Stockholder hereby demands (through Stockholder’s attorneys, consultants, or other agents) an opportunity to inspect, and to make copies and extracts from, the following books and records of the Corporation (the “Demand Materials”):

(1)	A complete record or list of the Corporation’s stockholders (including any stock ledger), certified by the Corporation or its transfer agent(s) and/or registrar(s), showing the name, last known business, residence, or mailing address or each stockholder and the number of shares registered in the name of each such stockholder, as of (1) the most recent date available, and (2) any record date established or to be established for the Annual Meeting (as defined below) and any adjournments, postponements, reschedulings, or continuations thereof or any other meeting of stockholders held in lieu thereof (collectively, the “Determination Dates”).

(2)	A CD-ROM, electronically transmitted file, or similar electronic medium (any such electronic storage medium, an “Electronic

Medium”) containing a complete list of the holders of the Corporation’s stock as of the Determination Dates, showing the names, last known business, residence, or mailing address of each stockholder and the number of shares registered in the name of each such stockholder; such computer processing data as is necessary for Covington to make use of such list on an Electronic Medium; and a hard copy printout of the full contents of such list on an Electronic Medium for verification purposes.

(3)	A stop list or stop lists relating to any shares of stock of the Corporation and any modifications, additions, or deletions thereto as well as any daily transfer sheets after the date hereof.

(4)	All information in, or which comes into, the Corporation’s, its transfer agent’s, or its proxy solicitor’s, or any of their respective agents’ possession or control, or which can be reasonably obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number, identity of, and shares held by the actual beneficial owners of the shares as of the respective Determination Dates, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar or successor depositories or nominees as well as any material request list provided by Broadridge Financial Solutions, Inc. (“Broadridge”) and Mediant Communications LLC (“Mediant”) and any omnibus proxies or respondent bank listings issued by such entities, including Broadridge and Mediant.

(5)	All information in, or which comes into, the Corporation’s or its proxy solicitor’s or any of their respective agents’ possession or which can be obtained from brokers, dealers, banks, respondent banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the shares in the format of a list saved on an Electronic Medium showing the name, last known business, residence or mailing address of each stockholder and number of shares registered in the name of each such owner; such computer processing data as is necessary for Covington to make use of such list on an Electronic Medium; and a hard copy printout of the full contents of such list on an Electronic Medium for verification purposes (such information with respect to brokers and dealers is readily available to the Corporation under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from Broadridge, Mediant, and other such entities).

(6)	All “respondent bank” lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act.

(7)	A complete record or list of stockholders of the Corporation on an Electronic Medium who are participants in any employee stock ownership, stock purchase, stock option, retirement, restricted

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stock, incentive, profit sharing, dividend reinvestment or any similar plan of the Corporation in which voting of shares under the plan is controlled, directly or indirectly, individually or collectively, by such plan’s participants, showing the name, last known business, residence or mailing address of each participant and number of shares attributable to each such participant in any such plan; such computer processing data as is necessary for Covington to make use of such list on an Electronic Medium; a hard copy printout of the full contents of such list on an Electronic Medium for verification purposes; and a correct and complete copy of all such plan documents, including any amendment thereto.

(8)	A list of all holders of the Common Stock and respondent banks (and their e-mail addresses) who have elected to receive electronic copies of proxy materials with respect to meetings of stockholders of the Corporation pursuant to Rule 14a-16(j)(2) of the Exchange Act.

(9)	A correct and complete copy of the bylaws of Advocat.

(10)	To the extent the Company, or any person or entity acting on its behalf, maintains electronic mail addresses or other electronic contact information concerning the Company’s stockholders, all such information on an Electronic Medium; such computer processing data as is necessary for Covington to make use of such list on an Electronic Medium; and a hard copy printout of the full contents of such list on an Electronic Medium for verification purposes.

Stockholder also demands that modifications, additions or deletions to any and all information referred to in paragraphs (1) through (10) above be immediately furnished as such modifications, additions or deletions become available to you, the Corporation, or your respective agents or representatives. Stockholder will bear the reasonable costs incurred by the Corporation in connection with production of the Demand Materials. Stockholder reserves the right to withdraw or modify this request at any time.

The purpose of this demand is to enable the Stockholder to communicate with fellow stockholders of the Corporation regarding the corporate affairs of the Corporation.

Pursuant to § 220 of the DGCL, you are required to respond to this demand within five (5) business days of the date hereof. If you refuse to permit the inspection and copying demanded herein, or fail to reply to this demand, within five (5) business days, Stockholder will conclude that this demand has been refused and will take appropriate steps to secure its rights to examine and copy the Demand Materials.

Stockholder hereby designates and authorizes Bass, Berry & Sims PLC (“Bass Berry”), Richards, Layton & Finger, P.A. (“Richards Layton”), and any persons designated by either Bass Berry or Richards Layton, acting singly or in any combination, to conduct the inspection and copying herein requested. Stockholder requests that the Corporation provide the information referred to in requests (1) through (10) herein requested without the need for inspection and

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copying by Stockholder’s agents by promptly sending complete and unredacted copies of them to John E. McMullan at 1175 Peachtree Street, Suite 350, Atlanta, GA 30361. Stockholder also requests that the Corporation provide complete copies of the materials demanded herein to Ryan D. Thomas and Overton Thompson, III, c/o Bass Berry & Sims PLC, 150 Third Avenue South, Nashville, TN 37201, and Richard Rollo, c/o Richards, Layton & Finger P.A., One Rodney Square, 920 North King Street, Wilmington, DE 19801.

If the Corporation contends that this demand is incomplete or is otherwise deficient in any respect, please notify the Corporation in writing immediately, care of Ryan D. Thomas, Bass Berry & Sims PLC, e-mail rthomas@bassberry.com, setting forth the facts that the Corporation contends support its position. In the absence of such prompt notice, the Corporation will conclude that the Corporation agrees that this request complied in all respects with the requirements of § 220 of the DGCL and that the Corporation will timely produce all of the Demand Materials.

Very Truly Yours,

/s/ John E. McMullan

John E. McMullan
Principal, Covington Health Group, LLC

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